REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CFT Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to the Securities and Exchange Commission ("SEC") Rule 17a-5, in which (1) CFT Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 16, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.